November 17, 2014

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:    Workiva Inc.
Registration Statement on Form S-1
Filed October 17, 2014
File No. 333-199459

Ladies and Gentlemen:
On behalf of Workiva LLC, a Delaware limited liability company (to be converted into Workiva Inc., a Delaware corporation) (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 3, 2014 relating to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a complete copy of Amendment No.1 (“Amendment No. 1”) to the Registration Statement, which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 1.
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references in the recitations of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
General

1.
We have reviewed the supplemental materials provided to support your statement on pages 3 and 75 that 90% of the data created in the next decade will be unstructured data. The supplemental materials provided only state that 90% of the data that currently exists is unstructured and that the vast majority of new data being generated is unstructured. As the supplemental materials do not specifically quantify the format in which new data will be created we are unable to conclude that this statement is substantiated on a reasonable basis. Please advise or revise.

The Company acknowledges the Staff’s comment and has amended the disclosure on pages 3 and 75 of Amendment No. 1 to read as follows: “While many enterprises maintain data in a structured enterprise

Securities and Exchange Commission
November 17, 2014

resource planning (ERP) system, IDC estimates that more than 90% of the data created is “unstructured” data,  which is defined as unorganized data that resides far outside the realms of ERP.”

2.	We are reviewing the graphical materials you intend to use in your prospectus. Upon further review of such materials we may have additional comments.
The Company acknowledges that the graphical materials it intends to use in its prospectus remain under the Staff’s review. Following a conversation with the Staff on November 13, 2014, the Company has revised the graphical materials on the gatefold in Amendment No. 1.
Prospectus Summary, page 1

3.	Please revise to identify the holders of your Class B common stock in this section.
Following a telephone discussion on November 3, 2014 between the Staff and the Company’s outside counsel, the Company has revised the disclosure under the caption “Corporate Conversion” included in the Prospectus Summary on page 8 of Amendment No. 1 to identify the individuals that will be beneficial owners of the Company’s Class B common stock following the Company’s conversion into a corporation.
Risk Factors
Risks Related to our Business and Industry
To date, we have derived a substantial majority of our revenue..., page 17

4.	We note your response to prior comment 9. Please revise to disclose that you are unable to determine with any certainty how customers are using your Wdesk platform.
In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1 to include the following statement: “Because it is our policy not to view actual customer data unless specifically invited by a customer to do so, we are unable to determine with any certainty how customers are using our platform and may not be able to determine with certainty the extent to which our new solutions are being utilized by customers.”
Offering, page 10

5.
On page 11 you note you assume the conversion of a convertible promissory note issued in July 2014 in aggregate principal of $5 million upon completion of the offering. Please tell us the basis for this assumption and whether you have documentation which specifies the holder’s intentions.

The Company advises the Staff that it has assumed the conversion of the convertible promissory note issued in July 2014 based on oral discussions in which the note holder has indicated that it is likely to exercise its option to convert outstanding principal and paid-in-kind interest under the note into the Company’s Class A common stock upon successful completion of an initial public offering. In addition, as disclosed under the caption “Liquidity and Capital Resources” included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 63 of Amendment No. 1, the promissory note will be converted at a 10% discount to the offering price, and if the holder does not elect to convert prior to the consummation of the offering, the holder loses the right to convert. These terms create an incentive for the note holder to exercise its conversion option upon the consummation of the offering. Furthermore, due to

Securities and Exchange Commission
November 17, 2014

the 10% discount to the offering price, the conversion of the promissory note will likely have a dilutive effect on the capital stock of the Company upon the closing of the offering. Based on the informal indications of the note holder’s intention to convert and the dilutive effect of the conversion, the Company believes that it is appropriate to assume the conversion of the promissory note upon the closing of the offering.
Summary Consolidated Financial Data, page 12

6.
We note your pro forma net loss and per share information on page 13 assumes the effectiveness of the corporate conversion. Tell us your consideration of also assuming the conversion of the $5 million promissory note in this pro forma information and throughout the prospectus, to be consistent with your assumptions on page 10 as well as the assumptions made in your pro forma balance sheet information.

The Company respectfully advises the Staff that, as disclosed on page 12 of Amendment No. 1, all information in the prospectus assumes the conversion of the $5 million promissory note unless otherwise indicated. For the reasons described in the response to Comment 5 above, the Company believes that it is generally appropriate to assume the conversion of the promissory note upon the closing of the offering when disclosing pro forma information. In response to the Staff’s comment, the Company has revised pro forma information throughout Amendment No. 1 to expressly note that the Company is assuming conversion of the $5 million promissory note.
Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

7.
We note your response to prior comment 18 and your analogy to International Accounting Standards (IAS) 20. You note that paragraph 8 states that a government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it. Further, you concluded in 2013 that there was reasonable assurance that the terms for forgiveness of the loan would be met by February 2014 and that you would comply with the ongoing employment condition and therefore the benefit was recorded in full during 2013. However, since you are obligated to maintain the qualified jobs through February 2016 it would appear appropriate to recognize the grant in profit or loss over the periods that bear the cost of meeting that obligation, as noted in paragraph 18 of IAS 20. Please further explain to us why you recognized the benefit of the grant in 2013 considering your obligation under the grant until February 2016.

The forgivable loan was offered by the State of Iowa Department of Economic Development (IDED) as part of a program to provide financial support to increase the number of “high quality jobs” in the state of Iowa. The Company provided a $31.6 million project plan to the IDED for approval under the program. The Company’s project plan reflected qualifying expenditures that needed to be incurred by February 2014. The Company’s project plan was to be funded from $29.3 million of Company funds as well as $2.3 million from the state of Iowa under the program. The IDED approved the Company’s project plan and provided the $2.3 million forgivable loan pursuant to that plan in 2011. The terms of the forgivable loan required the Company to incur the qualifying expenditures in accordance with the project plan and create 251 qualified jobs by February 2014. In the event the Company fails to maintain 257 qualifying jobs (including 6 base positions) through February 2016, the Company must repay $8,799 for each job not maintained.

Securities and Exchange Commission
November 17, 2014

According to Paragraph 10 of International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance” (IAS 20), “[a] forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” Paragraph 8 of IAS 20 states that “[a] government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received.” In 2013, the Company concluded it would meet the terms of forgiveness, which would include maintaining the jobs through February 2016, and would therefore not be required to repay any portion of the loan. This determination was based on the following factors:

•	The hiring targets were met and exceeded and the budgeted project plan expenditures had been incurred by December 31, 2013.

•	The Company was projecting continued double digit revenue growth in 2014.

•	The Company’s Wdesk platform was launched in 2013.

•	Construction on Phase 1 of the Company’s headquarters in Ames, Iowa was completed by December 31, 2013, and construction was in process for further expansion.

•	The Company received additional financing in the form of a forgivable loan from the state of Iowa in the fourth quarter of 2013 which requires the hiring of an additional 700 employees.
According to paragraph 16 of IAS 20, “government grants should be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grant is intended to compensate.” The forgivable loan grant was received as part of a financial assistance package from IDED to provide the Company with immediate financial support for the overall project plan costs which were required to be incurred by February 2014. The related costs according to the project plan were incurred prior to December 31, 2013. As a result, the Company recognized this grant during 2013. The Company determined that it was appropriate to follow the guidance in paragraph 16 of IAS 20 rather than paragraph 18 because it was determined the grant received should be accounted for as a grant related to income. According to paragraph 32 of IAS 20, “[a] government grant that becomes repayable shall be accounted for as a change in accounting estimate. Repayment of a grant related to income shall be applied first against any unamortized deferred credit recognized in respect of the grant. To the extent that the repayment exceeds any such deferred credit, or when no deferred credit exists, the repayment shall be recognized immediately in profit or loss.” The Company intends to monitor the employment levels during the maintenance period and will recognize a change in estimate if repayment is considered probable.

Securities and Exchange Commission
November 17, 2014

Please direct your questions or comments regarding this letter or the Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,
/s/ Kimberly K. Rubel
Kimberly K. Rubel
Drinker Biddle & Reath LLP
cc:    Via E-mail

Matthew M. Rizai
Troy M. Calkins
Workiva LLC
David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP